APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Gorges Beer Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED OPERATING HISTORY

Gorges Beer Co. is a newly established entity and has little history for prospective investors to consider.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Gorges Beer Co.'s management or vote on and/or influence any managerial decisions regarding Gorges Beer Co.. Furthermore, if the founders or other key personnel of Gorges Beer Co. were to leave Gorges Beer Co. or become unable to work, Gorges Beer Co. (and your investment) could suffer substantially.

YOU DO HAVE A DOWNSIDE

We have mitigated downside by aquiring and developing our own real estate. However, if Gorges Beer Co. fails to generate enough revenue, you could lose some or all of your money.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future. We open Q3 2021 and believe that this is a low impact for our business since we own the property.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Gorges Beer Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Gorges Beer Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Gorges Beer Co.'s financial performance.

THE COMPANY MIGHT NEED MORE CAPITAL

Gorges Beer Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Gorges Beer Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT GORGES BEER CO.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Gorges Beer Co.'s financial performance or ability to continue to operate. In the event Gorges Beer Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

UNINSURED LOSSES

Although Gorges Beer Co. will carry some insurance, Gorges Beer Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Gorges Beer Co. could incur an uninsured loss that could damage its business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Gorges Beer Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Gorges Beer Co. is significantly more successful than your initial expectations.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Gorges Beer Co., and the revenue of Gorges Beer Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Gorges Beer Co. or management), which is responsible for monitoring Gorges Beer Co.'s compliance with the law. Gorges Beer Co. will not be required to implement these and other investor protections.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Gorges Beer Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.